Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

SSA Terminals, LLC
Fiscal Years Ended January 25, 2019, January 26, 2018,
and January 27, 2017

With Report of Independent Auditors

Ernst & Young LLP

SSA Terminals, LLC

Consolidated Financial Statements

Fiscal Years Ended January 25, 2019, January 26, 2018, and January 27, 2017

Ernst & Young LLP Suite 3500 999 Third Avenue Seattle, WA 98104-4086	Tel: +1 206 621 1800 Fax: +1 206 654 7799 ey.com

Report of Independent Auditors

The Members

SSA Terminals, LLC

We have audited the accompanying consolidated financial statements of SSA Terminals, LLC (the Company), which comprise the consolidated balance sheets as of January 25, 2019 and January 26, 2018, and the related consolidated statements of operations and comprehensive income, changes in members’ equity, and cash flows for each of the three years in the period ended January 25, 2019, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

A member firm of Ernst & Young Global Limited

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SSA Terminals, LLC at January 25, 2019 and January 26, 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 25, 2019, in conformity with U.S. generally accepted accounting principles.

April 5, 2019

A member firm of Ernst & Young Global Limited

SSA Terminals, LLC

Consolidated Balance Sheets

(in thousands)

	January 25,	January 26,
	2019	2018

Assets
Current assets:
Cash, cash equivalents and restricted cash	$78,699	$60,139
Short-term investments	31,400	—
Receivables, net	178,466	130,167
Insurance recoveries receivable	500	385
Prepaid lease, net	18,941	17,809
Prepaid expenses and other assets	6,231	7,801

Total current assets	314,237	216,301

Property and equipment, net	138,923	120,175
Investment in joint venture	—	2,500
Other assets	14,617	14,319

Total assets	$467,777	$353,295

Liabilities and members’ equity
Current liabilities:
Accounts payable and accrued liabilities	$60,036	$47,210
Member loan	—	4,380
Due to SSA Marine, Inc.	3,365	5,523
Claims and other	2,080	1,920
Postretirement benefits	240	230

Total current liabilities	65,721	59,263

Claims and other	2,325	955
Postretirement benefits	10,719	10,260
Long-term debt	101,545	—
Other long-term liabilities	41,258	18,787
Derivative Instruments	1,157	—
Commitments and contingencies (Note 15)
Members’ equity:
Equity and retained earnings	251,152	270,449
Accumulated other comprehensive loss	(5,532)	(4,529)
Noncontrolling interests	(568)	(1,890)

Total members’ equity	245,052	264,030

Total liabilities and members’ equity	$467,777	$353,295

See accompanying notes.

SSA Terminals, LLC

Consolidated Statements of Operations

(in thousands)

	Years Ended
	January 25,	January 26,	January 27,
	2019	2018	2017

Revenues	$1,084,901	$947,925	$755,593

Cost of revenues	(738,946)	(644,768)	(543,039)
General and administrative expenses	(239,264)	(208,364)	(179,709)

Operating income	106,691	94,793	32,845

Other income and expense:
Joint venture earnings (loss)	—	2,099	13,061
Interest expense	(2,750)	(401)	(340)
Other income, net	1,390	656	108

Net income	105,331	97,147	45,674

Net income attributable to noncontrolling interests	(4,628)	(5,494)	(1,575)

Net income attributable to SSA Terminals, LLC	$100,703	$91,653	$44,099

See accompanying notes.

SSA Terminals, LLC

Consolidated Statements of Comprehensive Income

(in thousands)

	Years Ended
	January 25,	January 26,	January 27,
	2019	2018	2017

Net income attributable to SSA Terminals, LLC	$100,703	$91,653	$44,099
Other comprehensive income (loss):
Change in unrecognized portion of postretirement obligations, net	220	(2,602)	254
Change in fair value of cash flow hedges, net	(1,223)	—	—

Total comprehensive income	$99,700	$89,051	$44,353

See accompanying notes.

SSA Terminals, LLC

Consolidated Statements of Changes in Members’ Equity

(in thousands)

	Controlling Members’ Equity
	Accumulated
	Other	Equity and	Controlling	Equity by Member
	Comprehensive	Retained	Members’	SSA	Matson	Noncontrolling	Total
	Loss	Earnings	Equity	Ventures, Inc.	Ventures, Inc.	Interests	Equity

Members’ equity at January 29, 2016	$(2,181)	$184,697	$182,516	$114,165	$68,351	$(8,959)	$173,557
Net income attributable to noncontrolling interests	—	—	—	—	—	1,575	1,575
Comprehensive income:
Net income attributable to SSA Terminals, LLC	—	44,099	44,099	28,664	15,435	—	44,099
Unrecognized portion of pension and other retirement obligations	254	—	254	165	89	—	254

Members’ equity at January 27, 2017	(1,927)	228,796	226,869	142,994	83,875	(7,384)	219,485
Net income attributable to noncontrolling interests	—	—	—	—	—	5,494	5,494
Comprehensive income:
Net income attributable to SSA Terminals, LLC	—	91,653	91,653	59,574	32,079	—	91,653
Unrecognized portion of pension and other retirement obligations	(2,602)	—	(2,602)	(1,691)	(911)	—	(2,602)
Members’ distributions	—	(50,000)	(50,000)	(32,500)	(17,500)	—	(50,000)

Members’ equity at January 26, 2018	(4,529)	270,449	265,920	168,377	97,543	(1,890)	264,030
Net income attributable to noncontrolling interests	—	—	—	—	—	4,628	4,628
Comprehensive income:
Net income attributable to SSA Terminals, LLC	—	100,703	100,703	65,457	35,246	—	100,703
Unrecognized portion of pension and other retirement obligations	220	—	220	143	77	—	220
Fair value of cash flow hedges	(1,223)	—	(1,223)	(795)	(428)	(306)	(1,529)
Members’ distributions	—	(120,000)	(120,000)	(78,000)	(42,000)	(3,000)	(123,000)

Members’ equity at January 25, 2019	$(5,532)	$251,152	$245,620	$155,182	$90,438	$(568)	$245,052

See accompanying notes.

SSA Terminals, LLC

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended
	January 25,	January 26,	January 27,
	2019	2018	2017

Operating activities
Net income	$105,331	$97,147	$45,674

Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	26,417	22,196	15,778
Amortization of debt issuance fees	272	—	—
Provision for doubtful accounts	—	(1,501)	5,513
Lease levelization, net	20,465	423	1,565
Joint venture (earnings) loss	—	(2,099)	(13,061)
Distributions from joint venture	—	—	7,500
(Gain) loss on disposal of property and equipment	—	(99)	(320)
Changes in operating assets and liabilities:
Receivables	(48,298)	(22,807)	(37,212)
Insurance recoveries receivable	(117)	2,365	(15)
Prepaid expenses and other assets	1,570	(2,244)	45
Other assets	—	(238)	(746)
Accounts payable and accrued liabilities	12,009	747	6,019
Claims and other	1,530	(1,539)	(485)
Postretirement benefits	689	368	(755)
Derivative instrument	1,157	—	—
Other liabilities	(785)	89	(391)

Net cash provided by operating activities	120,240	92,808	29,109

Investing activities
Purchases of short-term investments	(31,400)	—	—
Purchases of property and equipment	(43,981)	(28,959)	(25,416)
Proceeds from disposal of property and equipment	—	497	344
Proceeds from sale of investment in joint venture	2,500	—	—

Net cash used in investing activities	(72,881)	(28,462)	(25,072)

SSA Terminals, LLC

Consolidated Statements of Cash Flows (continued)

(in thousands)

	Years Ended
	January 25, 2019	January 26, 2018	January 27, 2017

Financing activities
Advance from (to) SSA Marine, Inc., net	(2,195)	5,546	(431)
Proceeds from long-term debt	100,000	—	—
Payments of debt issuance fees	(3,106)	—	—
Payments on other financing	(498)	(500)	(459)
Members’ distributions	(120,000)	(50,000)	—
Distributions to noncontrolling interests	(3,000)	—	—

Net cash used in financing activities	(28,799)	(44,954)	(890)

Net increase in cash, cash equivalents and restricted cash	18,560	19,392	3,147
Cash, cash equivalents and restricted cash, beginning of year	60,139	40,747	37,600

Cash, cash equivalents and restricted cash, end of year	$78,699	$60,139	$40,747

Supplemental disclosure of cash flow information
Interest paid	$1,881	$310	$251

Noncash investing activities and operating activities
Net change in property and equipment purchases in accounts payable and accrued liabilities	$(498)	$1,454	$1,188
Non-cash distributions from joint ventures (Note 5)	$—	$33,582	$—

See accompanying notes.

SSA Terminals, LLC

Notes to Consolidated Financial Statements

Fiscal Years Ended January 25, 2019, January 26, 2018, and January 27, 2017

(in thousands)

1.      Operations

SSA Terminals, LLC and its subsidiaries (collectively, the Company) is a limited liability company owned by SSA Ventures, Inc. (SVI), a wholly owned subsidiary of SSA Marine, Inc. (SSA), and Matson Ventures, Inc. (MVI), a wholly owned subsidiary of Matson Navigation Company, Inc. (Matson).

The Company provides container stevedoring and terminal services in the states of California and Washington. Substantially all of the Company’s direct labor is subject to collective bargaining agreements.

The Company’s operations are governed by a limited liability company agreement (the Agreement), which provides for, among other matters, ownership percentages, and allocation of profits, losses, and distributions among the members. SVI’s and MVI’s ownership interests in the Company are 65% and 35%, respectively. Earnings and distributions are allocated between the members based on their respective ownership percentages. Under the terms of the Agreement, the members are not liable for obligations of the Company and have no obligation to make contributions to the Company in excess of their respective commitment.

The Company has an administrative service agreement and a vessel planning agreement (the Admin and Vessel Planning Agreements, respectively) with a wholly owned subsidiary of SSA for administrative, computer, and vessel planning services, which are charged to the Company based on the number of containers loaded and unloaded from vessels. Due to the significance of the agreements described above, the Company’s reported consolidated financial position, results of operations, and cash flows may be different than if it operated on a stand-alone basis.

Effective August 28, 2007, the Company signed a limited liability company agreement with COSCO Shipping Terminals (USA) LLC (CST) to create SSA Terminals (Seattle), LLC (SSATS) and operate a terminal in Seattle, Washington. The Company has a two-thirds ownership interest in SSATS with the remaining one-third owned by CST.

Effective January 30, 2009, the Company signed a limited liability company agreement with NYK Terminal (Oakland), Inc. (NYK) to create SSA Terminals (Oakland), LLC (SSATO) and operate a terminal in Oakland, California. The Company has an 80% ownership interest in SSATO with the remaining 20% owned by NYK.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.      Summary of Significant Accounting Policies

Basis of Reporting and Use of Estimates

The consolidated financial statements include the accounts of the Company, and its majority-owned subsidiaries, SSATO and SSATS. All significant intercompany transactions and balances have been eliminated in consolidation.

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Profits and losses of subsidiaries are allocated to the Company based on its ownership percentage in the underlying subsidiary. The Company records noncontrolling interests in its consolidated financial statements to recognize the earnings and losses of the consolidated subsidiaries allocated to minority members in the Company’s consolidated entities.

Financial Reporting Period

The Company’s fiscal year ends on the last Friday in January. Fiscal years 2019, 2018, and 2017 included 52 weeks.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of demand deposit bank accounts and money market funds with original maturities of three months or less. Certain balances may exceed federally insured limits or may not be federally insured.

Restricted cash equivalents consist of debt service reserve account (DSRA) deposits of $2,614, which represent the next six months of payments as required by the SSATO Credit Agreement (Note 13).

The following table provides a reconciliation of cash, cash equivalents, and restricted cash equivalents that sums to the total of the same such amounts shown in the consolidated statements of cash flows.

	January 25, 2019	January 26, 2018

Cash and cash equivalents	$76,085	$60,139
Restricted cash equivalents	2,614	—

	$78,699	$60,139

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.         Summary of Significant Accounting Policies (continued)

Short-term Investments

Short-term investments consist of time deposits with remaining maturities of less than one year.

Receivables and Allowance for Doubtful Accounts

Accounts receivable are recorded at invoiced amount. An allowance for doubtful accounts is estimated based on factors such as credit quality of customers, historical loss experience, and current economic conditions. Account balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote.

Property and Equipment

Property and equipment are stated at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of property and equipment are as follows:

Classification	Range of Life

Cranes	lesser of 15 years or remaining life of the crane
Buildings and leasehold improvements	lesser of 30 years or remaining life of the lease
Top picks / side picks	5 to 7 years
Equipment and other	3 to 12 years

Investment in Joint Venture

The Company accounted for its 50% investment in SSA Terminals (Long Beach), LLC (SSATLB) under the equity method, as it had the ability to exercise significant influence. Under this method, the investment was initially recorded at cost and was adjusted to recognize the Company’s post-acquisition share of earnings or losses, less distributions.

During fiscal year 2018, the members of SSATLB approved the dissolution of the joint venture, as further described in Note 5.

Derivative Instruments

The Company uses interest rate swap agreements to manage the variability of cash flows of certain borrowing obligations due to exposure to fluctuations in interest rates. These derivative instruments have been designated as cash flow hedges to qualify for hedge accounting. The Company documents its risk management strategy and hedge effectiveness at the inception of, and during the term of, each hedge.  When it is determined that a derivative ceases to be highly effective, the Company discontinues hedge accounting.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.         Summary of Significant Accounting Policies (continued)

In addition, the Company is exposed to credit loss in the event of nonperformance by the counterparty to the derivative financial instruments. The Company attempts to limit this exposure by entering into agreements directly with major financial institutions that meet the Company’s credit standards and that are expected to fully satisfy their obligations under the contracts, and by monitoring the Company’s credit exposure to each counterparty in light of its current credit quality.

Each of the agreements permits the net settlement of amounts owed in the event of default and certain termination events. The Company has elected to not offset derivative asset and liability positions in the balance sheet with the same counterparty under the same agreement.  Derivatives are recorded at fair value on the consolidated balance sheet. For cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income, and is subsequently reclassified into earnings in the period which the hedged transaction affects earnings. The earnings impact is reported in interest expense to match the underlying transaction.  To the extent the change in fair value of the hedge does not perfectly offset the change in fair value of the hedged item, the ineffective portion of the hedge is recognized in interest expense. There are no ineffective portions of these hedges recognized in current period earnings.

Other Assets

Other assets includes deferred charges, deposits, deferred rent relating to leases, and insurance receivables. The deferred charges consists of payments of $6,125 made to a customer during fiscal year 2014, which were recorded at cost and are amortized as a reduction to revenue on a straight-line basis over the life of the customer contract. During each of fiscal years 2019, 2018, and 2017, $687 was recognized as a reduction to revenue. As of January 25, 2019, and January 26, 2018, respectively, $2,347 and $3,034 remains unamortized, of which $687 is current in each year. Other assets also includes refundable security deposits, deferred rent, and other of $12,957 and $11,972 as of January 25, 2019, and January 26, 2018, respectively.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, such as property and equipment and finite-lived intangible assets, for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable when compared to the estimated undiscounted future cash flows associated with the asset. An impairment loss is recognized for the amount by which the carrying amount of an asset exceeds its fair value. No impairment has been recognized during fiscal years 2019, 2018, or 2017.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.         Summary of Significant Accounting Policies (continued)

Property Damage and General Liability

Claim reserves for property damage and general liability represent management’s best estimate of the ultimate liability, including estimable legal fees that have not been incurred, for all asserted and unasserted losses incurred through year end. The property damage and general liability reserves are estimated using individual case-basis valuations. Although variability is inherent in such estimates, management believes that the reserves for property damage and general liability are adequate. The estimates are continually reviewed and adjusted as claims develop or new information becomes known; such adjustments are included in current operations. Anticipated recoveries from insurance coverage are classified in the accompanying consolidated balance sheets as insurance recoveries receivable.

Debt Issuance Fees

Certain debt issuance fees are capitalized in connection with the issuance of new debt instruments or the amendment of existing debt instruments. Capitalized debt issuance fees are recorded as a reduction to the carrying value of the debt and are recognized over the life of the related debt instrument using the effective interest method of amortization.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs based on the Company’s own assumptions used to measure assets and liabilities at fair value.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Company has money market funds that are included in cash equivalents and are classified within Level 1 of the fair value hierarchy.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, restricted cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities, and related-party receivables and payables approximate their fair values due to the short-term nature of those amounts.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.         Summary of Significant Accounting Policies (continued)

Derivative instruments are classified within Level 2 or Level 3 of the fair value hierarchy. The Company determines the fair value of its derivative contracts using quoted market prices to calculate the forward values and discounts such forward values to the present value. The discount rates used are based on quoted bank deposit or swap interest rates, resulting in classification within Level 2 of the fair value hierarchy. If a derivative contract is in a net liability position, the Company adjusts these discount rates, if required, by an estimate of the credit spread that would be applied by market participants purchasing these contracts from the Company’s counterparties. To estimate this credit spread, the Company uses significant assumptions and factors other than quoted market rates, which would result in the classification of its derivative liabilities within Level 3 of the fair value hierarchy. At year end, there were no derivative contracts that were classified within Level 3 of the fair value hierarchy. In addition, there were no transfers in or out of Level 3 of the fair value hierarchy during the current year.

Revenue Recognition

The Company earns revenue from services provided to shipping lines and beneficial cargo owners. Services include loading and unloading containers from ocean-going vessels and movement and storage of containers. Customers are granted credit and payment is required in U.S. dollars.

Revenue is recognized and earned upon job completion when all of the following criteria are satisfied with regard to a specific transaction: persuasive evidence of a sales arrangement exists, the price is fixed or determinable, cash collection is reasonably assured, and delivery has occurred or services have been rendered. The Company also earned revenue from providing labor and services to SSATLB through the effective date of the dissolution, as more fully described in Notes 5 and 8. The Company presents revenue earned from the sale of goods or services to SSATLB on a gross basis. The Company serves as principal in transactions because it is responsible for the contractual relationship with the customer, has latitude in establishing prices, has discretion in supplier selection, and retains credit risk.

Taxes

The Company is not a tax-paying entity for federal income tax purposes. Therefore, no federal income tax expense has been recorded in the consolidated financial statements. The Company’s results of operations are reportable by the members in their respective federal income tax returns.

Income and losses for income tax purposes may differ from the financial statement amounts and may be allocated to the members on a different basis for tax purposes than for financial reporting. Members’ equity in the financial statements does not necessarily represent the tax basis of the members’ interest.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.         Summary of Significant Accounting Policies (continued)

Comprehensive Income and Accumulated Other Comprehensive Loss

Comprehensive income consists of net income and other gains and losses affecting members’ equity that, under GAAP, are excluded from net income. Accumulated other comprehensive loss consists of  the changes in the unrecognized portion of pensions and other postretirement obligations and fluctuation in the fair value of cash flow hedges held by the Company that hedge interest rate risk, net of related tax effects. The components of accumulated other comprehensive loss at January 25, 2019, and January 26, 2018, net of noncontrolling interests, are as follows:

	Balance at January 25, 2019	Net Activity	Balance at January 26, 2018

Unrecognized portion of pensions and other postretirement obligations	$(4,309)	220	$(4,529)
Fair value of cash flow hedges	(1,223)	(1,223)	—

	$(5,532)	$(1,003)	$(4,529)

Accumulated other comprehensive loss includes $306 of amounts attributable to noncontrolling interests. The unrecognized portion of pensions and other postretirement obligations includes prior service costs and net losses of $162 and $4,147, respectively. The estimated prior service cost and net loss that will be amortized from the unrecognized portion of pensions and other postretirement obligations into net periodic benefit cost over the next fiscal year are and $27 and $198, respectively.

Subsequent Events

The Company has evaluated subsequent event transactions for potential recognition or disclosure in the consolidated financial statements through April 5, 2019, the day the consolidated financial statements were available to be issued.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.         Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In December 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company early adopted ASU 2016-18 during the current year using the retrospective transition method. The Company included restricted cash equivalents in the ending balance reflected in the consolidated statement of cash flows. A reconciliation of cash, cash equivalents, and restricted cash equivalents is included within Note 2.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 affects any lessee (for capital and operating leases) and lessor (for sales-type, direct financing, and operating leases). Under ASU 2016-02, lessees will be required to recognize a lease liability and a right of use asset for leases at the commencement date. ASU 2016-02 will be effective for fiscal year 2021, with early adoption permitted. The FASB also issued several additional ASUs which provide further clarification of ASU 2016-02. The Company evaluated the impact of adoption of ASU 2016-02 and other related ASUs and determined that recognition of the lease liability and right of use asset for terminal facility leases will have a significant impact to the consolidated balance sheets. Adoption is not expected to have a significant impact to the consolidated statements of operations. The Company plans to adopt the standard effective January 26, 2019, using the modified retrospective transition method.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01). ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value, and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. ASU 2016-01 will be effective for fiscal year 2020, with early adoption permitted. The Company is currently evaluating the impact adoption of ASU 2016-01 will have on its consolidated financial statements and disclosures.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.         Summary of Significant Accounting Policies (continued)

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets. Under ASU 2014-09, an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date issued in August 2015 deferred the effective date to fiscal year 2020, with early adoption permitted beginning fiscal year 2018. The FASB also issued several additional ASUs during subsequent years which provide further clarification of ASU 2014-09. The Company evaluated the impact the adoption of ASU 2014-09 and other related ASUs will have on its consolidated financial statements and disclosures by analyzing its contracts and revenue streams. This process included identification of the nature and timing of transfer of control of goods and services and its relation to the timing of invoicing. Because of the analysis, the Company determined that the standard will not have a material effect on operations or the Company’s consolidated balance sheet. The Company will adopt the new standard effective January 26, 2019, using the modified retrospective transition method.

There were no new accounting standards adopted by the Company during the current year that had a material impact on the Company’s financial condition, results of operations, or cash flows.

3.      Receivables, Net

Receivables, net, includes:

	January 25, 2019	January 26, 2018

Trade receivables – billed	$105,670	$95,619
Trade receivables – unbilled	9,060	9,259
Receivables from related parties (Note 8)	61,667	29,074
Other	2,723	332

	179,120	134,284
Allowance for doubtful accounts	(654)	(4,117)

	$178,466	$130,167

The Company’s revenue from the three largest customers for fiscal years 2019 and 2018 and three largest customers for fiscal year 2017 accounted for 45%, 35%, and 62% of total revenues, respectively. The Company’s receivables from the three largest customers accounted for 54% and 48% of total receivables at January 25, 2019, and January 26, 2018, respectively.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

4.      Property and equipment, net

Property and equipment, net, includes:

	January 25, 2019	January 26, 2018

Cranes	$119,221	$108,105
Buildings and leasehold improvements	45,710	33,852
Top picks / side picks	64,376	52,701
Equipment and other	93,705	87,172
Construction-in-progress	11,882	10,257

	334,894	292,087
Less: accumulated depreciation	(195,971)	(171,912)

	$138,923	$120,175

Depreciation and amortization expense recognized on property and equipment amounted to $25,730, $21,509, and $14,949 for fiscal years 2019, 2018, and 2017, respectively.

5.      Investment in Joint Venture

During fiscal year 2018, the members of SSATLB unanimously approved a plan of dissolution for SSATLB with an effective date of April 28, 2017.  Under the plan of dissolution, the members of SSATLB delegated authority to the Company to satisfy the liabilities of SSATLB, distribute its remaining assets, and dissolve the corporate entity. The final distributions occurred during fiscal year 2019. Net amounts related to the distributions received are as follows:

	Years ended
	January 25, 2019	January 26, 2018

Cash	$2,500	$—
Prepaid expenses and other assets	—	5,641
Property and equipment	—	19,228
Accounts receivable, net	—	19,230
Accounts payable and accrued liabilities	—	(4,418)
Due to affiliates and other related parties	—	(6,099)

Net distributions	$2,500	$33,582

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

5.      Investment in Joint Venture (continued)

Summarized financial information from the financial statements of SSATLB through April 28, 2017, is as follows:

April 28, 2017

Current assets	$57,354
Current liabilities	(4,418)

Working capital	52,936
Noncurrent assets	19,228

Members’ equity	$72,164

Years ended
April 28, 2017

Revenue	$60,753
Operating income	6,715
Net income	6,729

6.      Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities includes:

	January 25, 2019	January 26, 2018

Accounts payable	$26,460	$19,621
Accrued compensation and benefits	25,029	21,313
Accounts payable to related parties	7,095	4,670
Other accrued liabilities	1,452	1,606

	$60,036	$47,210

7.      Due To/From SSA

The Company has a noninterest-bearing balance with SSA for services rendered under the Admin and Vessel Planning Agreements and other reimbursable costs paid by each entity on the other’s behalf.

Fees from services rendered by SSA under the Admin and Vessel Planning agreements and included in general and administrative expenses were $28,182, $23,704, and $16,494 for fiscal years 2019, 2018, and 2017, respectively.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

8.      Related-Party Transactions

The Company provides labor and services, as well as equipment, parts, and other reimbursable costs to related parties. Additionally, the Company is a member of PierPass LLC, a company that collects a traffic mitigation fee at the Los Angeles County terminals. The fee is earned based on revenue units moved by members, and the Company recognizes amounts collected as revenue when earned.

The Company’s revenue earned from the following related parties is as follows:

	Years Ended
	January 25, 2019	January 26, 2018	January 27, 2017

Member affiliates	$218,990	$185,470	$166,961
Affiliates of joint venture partners	160,982	86,158	58,920
Related joint ventures	13,661	36,024	113,338

The Company’s receivables from the following related parties are:

	January 25, 2019	January 26, 2018

Member affiliates	$45,008	$20,316
Affiliates of joint venture partners	15,383	7,660
Related joint ventures	1,276	1,098

The Company purchased equipment from and sold equipment to related parties as follows:

	Years Ended
	January 25, 2019	January 26, 2018	January 27, 2017

Sales to member affiliates	$—	$139	$327
Purchases from member affiliates	14,236	11,326	5,081
Gains (losses) from asset sales to member affiliates	—	76	321

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

8.         Related-Party Transactions (continued)

Related parties provided other services that are included in general and administrative expenses as follows:

	Years Ended
	January 25, 2019	January 26, 2018	January 27, 2017

Member affiliates	$42,364	$32,550	$20,372
Affiliates of joint venture partners	2,645	2,718	2,607
Related joint ventures	283	455	732

9.      Workers' Compensation Insurance

The Company’s United States Longshore and Harbor Workers’ Compensation Act insurance has been provided by a licensed and authorized insurance company, which is majority owned by two trusts and minority owned by a limited partnership. The two trusts have common beneficiaries as the ultimate parent of SVI. The minority ownership in the insurance company also owns a minority interest in the ultimate parent of SVI. Included in the cost of revenues are premium expenses of $27,180, $24,168, and $21,750 for fiscal years 2019, 2018, and 2017, respectively. Premiums payable included in accounts payable and accrued liabilities were $2,102 and $1,909 at January 25, 2019, and January 26, 2018, respectively.

10.    Claims and Other

Claims and other includes the following:

	January 25, 2019	January 26, 2018

Personal property, property damage, and bodily injury	$3,705	$2,355
Legal and other reserves	700	520
	4,405	2,875
Less: current portion	(2,080)	(1,920)

	$2,325	$955

The Company maintains insurance coverage for all third-party bodily injury claims, third-party property damage, and personal property claims. For each claim recorded in excess of the respective deductible, a corresponding receivable is recorded for the portion that will be reimbursed through insurance coverage.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.       Postretirement Benefits

Postretirement benefits include pension and other postretirement benefits as follows:

	January 25, 2019	January 26, 2018

Oakland defined benefit plan	$1,525	$1,450
The Program	5,847	5,926
Medigap	3,140	2,810
Other	447	304

	10,959	10,490
Current portion	(240)	(230)

	$10,719	$10,260

Pension Plans

Pension expense for all plans the Company contributes to is as follows:

	Years Ended
	January 25, 2019	January 26, 2018	January 27, 2017

Multiemployer defined benefit plans	$109,034	$96,081	$96,182
Multiple-employer defined contribution plans	3,048	2,618	2,460
Oakland defined benefit plan	113	203	233

	$112,195	$98,902	$98,875

Multiemployer Defined Benefit Plans

The Company contributes to several multiemployer defined benefit plans for certain employees covered by collective bargaining agreements, the largest of which covers employees from the International Longshore and Warehouse Union (ILWU).

The Company’s participation in multiemployer defined benefit plans is outlined in the table below. The most recent Pension Protection Act zone status available for fiscal year 2019 is for the plans’ year ended 2017. The zone status is based on information that the Company received from the plans, and is certified by the plans’ actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded, and plans in the green zone are at least 80% funded and do not require a financial improvement plan (FIP) or rehabilitation plan (RP). The Company provided more than 5% of total plan contributions for the plan years ended 2017, 2016, and 2015 for the ILWU-PMA Pension Plan and Automotive Industries Pension Plans, and the Automotive Machinists Pension Trust for the plan year ended 2017, as reported in each plan’s Forms 5500.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.       Postretirement Benefits (continued)

										Expiration
			Pension							Date of
		Pension	Protection Act						Surcharge	Collective-
		Plan	Zone Status (1)		FIP/RP	Employer Contributions			Imposed	Bargaining
Pension Plan	EIN	Number	2019	2018	Status	2019	2018	2017	(2)	Agreement

ILWU-PMA Pension Plan	94‑6068576	001	Green	Green	Not Applicable	$96,066	$84,786	$87,219	No	July 1, 2022
Automotive Machinists Pension Trust	91-6123687	001	Red	Red	Implemented	5,882	4,699	3,120	No	June 30, 2020
Automotive Industries Pension Plan (3)	94-1133245	001	Red	Red	Implemented	1,141	1,144	1,091	No	June 30, 2020
Automotive Industries Pension Plan (4)	94-1133245	001	Red	Red	Implemented	1,828	1,757	1,554	No	June 30, 2023
I.A.M. National Pension Fund (3)	51-6031295	002	Green	Green	Not Applicable	2,525	2,400	2,153	No	June 30, 2020
I.A.M. National Pension Fund (4)	51-6031295	002	Green	Green	Not Applicable	1,131	887	865	No	June 30, 2023

						$108,573	$95,673	$96,002

(1)	Pension Protection Act zone status based upon the pension plans’ most recently filed annual funding notice, which may differ from the Company’s fiscal year-end.
(2)	Under the Pension Protection Act, a surcharge may be imposed when employers make contributions under a collective bargaining agreement that is not in compliance with a rehabilitation plan.
(3)	Members of the Automotive Machinists Pension Plan represented by the Southern California bargaining collective on behalf of IAM Local Lodge 1484.
(4)	Members of the Automotive Machinists Pension Plan represented by the Northern California bargaining collective on behalf of IAM Local Lodge 1414.

Based upon rules approved by the Pension Benefit Guaranty Corporation, the Company will not be subject to a withdrawal liability for the ILWU-PMA Pension Plan unless either during the five years following withdrawal the employer continues or resumes covered operations without an obligation to make contributions, or sells or transfers a substantial portion of its business or assets to a non-contributing member. The Company would not be subject to a withdrawal liability simply by ceasing operations.

During fiscal years 2019, 2018, and 2017, the Company made contributions to multiemployer defined benefit plans other than those listed above totaling $462, $408, and $180, respectively.

Multiple-Employer Defined Contribution Plans

The Company participates in two multiple-employer defined contribution plans covering substantially all nonunion employees. The Company’s contributions to the plans are determined in accordance with the plan document. During the year, the company made contributions of $266 to these plans.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.       Postretirement Benefits (continued)

Oakland Defined Benefit Plan

The Company maintains a defined benefit pension plan for employees covered by a collective bargaining unit (hereafter referred to as “Oakland”). Benefits are based on years of service and on the employees’ highest average monthly compensation during any 60 consecutive months from the most recent 120 months. The Company annually accrues the normal costs of the pension plan plus the amortization of prior service costs over periods of up to 3 years. The Company funds the plan in accordance with provisions of the Internal Revenue Code.

The accumulated benefit obligation, fair value of plan assets, and funded status for each year is as follows:

	January 25, 2019	January 26, 2018

Accumulated pension benefit obligation	$(6,642)	$(6,789)
Fair value of plan assets	5,117	5,339

Funded status	$(1,525)	$(1,450)

Amounts recognized in the consolidated balance sheets consist of the following:

	January 25, 2019	January 26, 2018

Pension benefits liability	$(1,525)	$(1,450)
Unrecognized prior service cost	162	190
Unrecognized net loss	1,196	904

Cumulative employer contributions less than net periodic benefit cost	$(167)	$(356)

The net periodic benefit expense was $112, $203, and $233 for fiscal years 2019, 2018, and 2017, respectively.

Benefits paid and expenses were $351, $358, and $248 for fiscal years 2019, 2018, and 2017, respectively.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.       Postretirement Benefits (continued)

Changes in accumulated other comprehensive loss related to the Oakland plan include the following:

	Years Ended
	January 25, 2019	January 26, 2018	January 27, 2017

Net loss (gain) arising during period	$312	$(427)	$(211)
Amortization of prior service cost	(27)	(28)	(27)
Amortization of loss	(21)	(69)	(117)

	$264	$(524)	$(355)

The weighted-average assumptions used to determine benefit obligations at year end are as follows:

	January 25, 2019	January 26, 2018

Discount rate	4.01%	3.72%
Rate of compensation increase	4.00%	4.00%

Weighted-average assumptions used to determine the net periodic benefit cost are as follows:

	Years Ended
	January 25, 2019	January 26, 2018	January 27, 2017

Discount rate	3.72%	3.99%	4.10%
Expected long-term return on plan assets	5.81%	6.15%	6.43%
Rate of compensation increase	4.00%	4.00%	4.00%

To develop its assumption for the expected long-term rate of return on plan assets, the Company considered the current level of expected returns on risk-free investments (primarily U.S. government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested, and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rates of return on assets assumption for the portfolio.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.       Postretirement Benefits (continued)

The Company has an investment policy for the pension plan assets that establishes target asset allocations. The asset allocation policy is reviewed annually and is developed based on the demographics of the plan participants together with the estimated actuarial obligations. The year-end asset allocation for the Company’s pension plan, which is consistent with the target allocation, is as follows:

	January 25, 2019	January 26, 2018

Cash equivalents	4%	2%
Mutual funds - fixed income	37%	36%
Mutual funds - U.S. equity	30%	31%
Mutual funds - non-U.S. equity	23%	25%
Mutual funds - real assets	6%	6%

Fixed income mutual funds consist of funds that invest in government and corporate fixed income instruments of varying maturities. U.S. equity mutual funds consist of various funds that invest in small, mid, and large cap companies. Non-U.S. equity mutual funds consist of funds that invest in equity securities that are designed to mirror a certain international large cap market index and emerging markets. Real asset mutual funds consist of funds that invest in commodity based instruments and real estate investment trusts. Mutual funds are based on quoted prices in active markets and are included within Level 1 of the fair value hierarchy.

The expected contributions to the pension plan in fiscal year 2020 are $151.

The expected benefit payments that reflect expected future service are as follows:

Fiscal Year
2020	$309
2021	449
2022	443
2023	437
2024	430
Thereafter	2,090

$4,158

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.       Postretirement Benefits (continued)

Other Postretirement Benefits

The Program

The Company maintains a postretirement health benefits program (the Program) for certain union retirees (including spouses), aged 55 or older, with 10 years or more of service. Through the Program, the Company pays the full cost of medical, prescription drug, and dental coverage. No assets have been segregated or restricted to provide these postretirement benefits. The Company funds the Program and expenses the premiums monthly after premiums have been determined.

The postretirement benefit balances for each year are as follows:

	January 25, 2019	January 26, 2018

Accumulated postretirement benefit obligation	$(5,847)	$(5,926)

Funded status	$(5,847)	$(5,926)

Postretirement benefits liability	$(5,847)	$(5,926)
Unrecognized net loss	2,952	3,435

Cumulative employer contributions less than net periodic benefit cost	$(2,895)	$(2,491)

The net periodic benefit expense was $525, $141, and $176 for fiscal years 2019, 2018, and 2017, respectively.

Each year, contributions equal to the benefits paid are made. Employer contributions were $120, $104, and $104 for fiscal years 2019, 2018, and 2017, respectively.

The net loss (gain) arising during the period was $(275), $3,126, and $100 for fiscal years 2019, 2018, and 2017, respectively.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.       Postretirement Benefits (continued)

The expected benefit payments that reflect expected future service and future contributions to be paid are as follows:

Fiscal Year
2020	$122
2021	179
2022	186
2023	199
2024	211
Thereafter	1,272

$2,169

The discount rates used in determining the actuarial present value of the projected benefit obligation at January 25, 2019, and January 26, 2018, were 4.13% and 3.83%, respectively. For measurement purposes, the Program assumed an annual increase rate per capita cost of covered health care benefits for the fiscal years ended January 25, 2019, and January 26, 2018, of 4.50% to 6.50% and 4.50% to 6.80%, respectively, depending on the benefit. The rate trend was assumed to decrease gradually to 4.50% through 2037 and remain at that level thereafter.

Medigap

The Company participates in a postretirement benefit plan (Medigap) sponsored by SSA’s parent. The plan provides postretirement healthcare benefits to substantially all non-union employees employed by the Company on January 1, 2005 and meeting certain eligibility requirements. The Company made a contribution of $40, $94, and $157 during fiscal years 2019, 2018, and 2017, respectively. During fiscal years 2019, 2018, and 2017, expenses related to the plan were allocated to the Company by the plan sponsor and recognized by the Company in the amounts of $380, $361, and $410, respectively. The cumulative expense allocated to the Company exceeds its cumulative contributions by $3,140 and is recorded as a liability in postretirement benefits. To protect against the uncertainty of future Medicare benefits and increases in the cost of medical care, the Program was amended to place a 5% annual cap on future increases in the cost of providing Medicare supplement insurance borne by the Company. The cap took effect beginning January 1, 2011.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

12.       Revolving Credit Facilities

SSA Terminals Revolving Credit Agreement

The Company has a revolving credit agreement with a bank providing revolving loans and letters of credit. This agreement was amended and restated on August 29, 2018, to extend the term until December 31, 2023, and increase the credit facility by $20,000 aggregating $40,000 at year end. At January 25, 2019, and January 26, 2018, there were no amounts outstanding under the revolving loans. The aggregate face value of all letters of credit outstanding at any time may not exceed $40,000, and each letter of credit must expire on or before December 31, 2024. At January 25, 2019, and January 26, 2018, there was $16,394 outstanding in letters of credit. The revolving loans and letters of credit are collateralized by certain accounts receivable and general intangibles. The Company is obligated to pay an annual commitment fee on the daily unused portion of the committed revolving credit facility of 0.40%. The Company has the option of electing from interest rate options, which include a prime-based or a LIBOR-based rate. The rate in effect at January 25, 2019, was 4.00%, which included a LIBOR rate of 2.50% and a margin of 1.50%.

SSATO Revolving Credit Agreement

On September 18, 2018, SSATO signed a revolving credit agreement with a syndicated bank group providing revolving loans and letters of credit aggregating $30,000 until September 18, 2023. At January 25, 2019, there were $23,486 in letters of credit outstanding and no revolving loans outstanding. The aggregate face value of all letters of credit outstanding at any time may not exceed $30,000, and each letter of credit must expire on or before August 18, 2023. The letters of credit and revolving loans are collateralized by certain accounts receivable and general intangibles. SSATO is obligated to pay an annual commitment fee on the daily unused portion of the committed revolving credit facility of 0.675%. SSATO has the option of electing from interest rate options, which include a prime-based or a LIBOR-based rate subject to a floor of zero. The rate in effect at January 25, 2019, was 4.75%, which included a LIBOR rate of 2.50% and a margin of 2.25%.

The revolving credit agreements contain, among other matters, covenants limiting dividends and requiring the maintenance of certain financial ratios. At year end, the Company and SSATO were in compliance with all covenants.

13.    Financing Agreement

Debt consists of the following:

January 25, 2019

SSATO Credit Agreement	$100,000
SSATS Credit Agreement	4,380

104,380
Debt issuance fees, net	(2,835)

Net long-term financing	$101,545

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

13.    Financing Agreement (continued)

SSATO Credit Agreement

On September 18, 2018, SSATO signed a five-year credit agreement (SSATO Credit Agreement) with a syndicated bank group, which consisted of a $100,000 term loan and a $30,000 secured revolving credit facility (Note 12). Interest due under the SSATO Credit Agreement is based on a prime-based rate or LIBOR plus a margin of 2.25%, subject to a floor of zero; repayment of the term loan is due on September 18, 2023. Further, a certain percentage of SSATO’s calculated excess cash flow (as defined by the Credit Agreement) must be used to retire principal of the term loan on a quarterly basis in year five of the SSATO Credit Agreement.

Principal payments for the SSATO Credit Agreement are calculated based on excess cash flow for the most recent fiscal quarter, and are not due until 2022 per the terms of the agreement. The payment will be approximately $7,559, with the remaining payment of $92,441 due in 2023.

Amortization of debt issuance fees during the year resulted in a charge of $272 to interest expense. The weighted-average effective interest rate for the Credit Agreement is 4.78%. During the year, SSATO paid interest of $1,310.

The obligations under the SSATO Credit Agreement are collateralized by a pledge of the capital stock of SSATO and certain assets. SSATO has met its obligation under the SSATO Credit Agreement to hedge a minimum of 75% of the outstanding principal balance of the term loan for four years. See Note 14 for a discussion of the related hedge activity. Debt covenants in the SSATO Credit Agreement require the maintenance of certain financial ratios and limit dividends until certain requirements are met. At year end, SSATO was in compliance with all covenants.

SSATS Credit Agreement

During a prior year, the Company and CST funded $13,140 to SSATS based upon their ratable ownership percentage in the form of a loan, the due date of which had been extended during the year to be repayable on or before December 31, 2020. The loan bears interest of 2.0% per annum and is payable upon maturity. On a consolidated basis, the loan from the Company is eliminated. The balance of $4,380 as of January 25, 2019, and January 26, 2018, owed to CST is recorded as a member loan, with accrued interest of $528 and $439 as of January 25, 2019 and January 26, 2018, respectively.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

14.       Derivative Instruments

The Company uses derivative instruments to manage interest rate risk on long-term debt and the economic impact of the variable interest rate exposure. SSATO has entered into interest rate swaps designated as cash flow hedges. The maximum length of time in which SSATO is hedging the exposure to the variability in future cash flows is four years.

The fair value of interest rate swap liabilities (designated as hedges) are as follows:

January 25, 2019

Derivative instruments	$1,157
Loss in other comprehensive income	1,529

The cash flows from cash flow hedges are classified within the consolidated statements of operations in the same category as interest expense and totaled $28 for fiscal year 2019. The estimated accumulated other comprehensive loss associated with the swap that will be reclassified into interest expense in the following year is approximately $377.

15.    Commitments and Contingencies

Lease Commitments

Lease commitments primarily include operating leases for container terminal facilities. The Company’s leases expire at various dates through 2039 and contain renewal options of up to 15 years.  One terminal facility lease includes an automatic renewal option and the option to renew for an additional period conditioned upon the lessor providing certain evidence and legal opinions to bond financing parties by the end of the initial and extended terms. Another terminal facility lease includes a 5 year automatic renewal option conditioned upon the lessor receiving a private letter ruling from the Internal Revenue Service and a legal opinion from bond counsel by the end of the initial term. The 5 year automatic renewal option is reflected in the commitment table below.

The leases provide for increases in future minimum annual rental payments which are recognized on a straight-line basis.  Certain leases include rents which are contingent upon changes in the consumer price index and/or fair market value as determined by the lessor. These contingent amounts are excluded from future minimum rents and are included in rent expense when it is probable that the expense has been incurred and the amount can be reasonably estimated.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

15.       Commitments and Contingencies (continued)

The Company’s future minimum payments under non-cancelable operating leases are as follows:

Fiscal Year
2020	$140,572
2021	143,930
2022	149,305
2023	125,737
2024	106,311
Thereafter	641,345

$1,307,200

Rental expense for all operating leases is summarized as follows:

	Years Ended
	January 25, 2019	January 26, 2018	January 27, 2017

Minimum rentals	$144,030	$129,720	$111,442
Revenue and usage-based rentals	38,480	30,023	20,353
Month-to-month rentals	6,477	3,776	1,230
Rental taxes and surcharges	1,396	1,476	1,231

	$190,383	$164,995	$134,256

Wharfage and dockage expenses under certain leases are based upon wharfage and dockage rates provided by the respective ports. Wharfage rates are decreased when certain annual volume thresholds are exceeded within a 12-month period, subjected to negotiated minimums. The Company recognizes as rental expense the aggregate contracted minimum guaranteed wharfage and dockage charges on a per unit basis and records lease levelization expense or benefit to the extent that cash payments differ from the expense.

The levelization of the wharfage and dockage expense and the minimum guarantee have resulted in a current prepaid lease asset of $18,941 and $17,809, and other long-term liabilities of $40,725 and $18,594 at January 25, 2019, and January 26, 2018, respectively.

Construction Obligations

During a prior year, the Company agreed to a Consent Decree which obligated the Company to install an end-of-pipe stormwater treatment system at one of its facilities. The project is to be completed in stages from 2016 until 2020, with the lessor sharing approximately 50% of the costs of installation. The remaining capital expenditures related to the stormwater treatment system in total are anticipated to be approximately $10,600 and may be as much as $12,800.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

15.       Commitments and Contingencies (continued)

During a prior year, the SSATO terminal operations lease was amended to allow the Company to raise up to six port-owned cranes on the leased property. The lessor will reimburse the Company for the lesser of actual costs or $3,500 per crane.

The Company manages these projects and bears construction risk, including making payments subsequently reimbursed by the lessors. At January 25, 2019, $22,034 and $10,819 have been capitalized with respect to the stormwater treatment system and crane raising projects, respectively. At January 25, 2019, a long-term liability of $9,543 and $10,085 equal to project costs funded by the lessor has been recorded related to the stormwater treatment system and crane raising projects, respectively. Lease payments reduce the liability and result in the recording of interest expense over the life of the lease, calculated using an effective interest method.

Purchase Commitments

The Company’s estimated total purchase obligations and capital expenditure contractual commitments were $38,289 at January 25, 2019.

Other

From time to time, the Company is subject to legal proceedings and claims during the ordinary course of business. Other than disclosed, the Company currently is not aware of any additional legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its financial condition, operating results, or cash flows.

16.    Subsequent Events

Subsequent to year-end, the Company made distributions to members totaling $14,280.

On April 1, 2019, the Company and Terminal Investment Limited Sarl (TIL) formed a joint venture (the Joint Venture) to provide container stevedoring and other terminal services in the Port of Seattle. On or before July 1, 2019, the Company will contribute assets and TIL will contribute $25,000 for ownership interests of 75% and 25% respectively.

Effective April 3, 2019, the Company entered into a lease in the Port of Seattle which terminates March 15,  2021. Concurrently, the Joint Venture executed a second lease commencing on the later of March 15,  2021 or the substantial completion of certain development work for a period of approximately 29.75 years with two 5 year options to extend. Rent will be phased from approximately $24 to $150 per acre. Subsequent per acre rent increases are contingent upon changes to the consumer price index as determined by the lessor. The Joint Venture is committed to install a minimum of 4 cranes by January 1, 2021 or completion of the development work, whichever is later. The Joint Venture will manage and bear construction risk over installation of the end-of-pipe stormwater treatment system to be completed in stages to 2023, including making payments subsequently reimbursed by lessors.

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